Exhibit 99.8
Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to

Section 906 of the U.S. Sarbanes-Oxley Act of 2002
In connection with the Annual Report of The Toronto

-Dominion Bank (the "Bank") on Form 40-F for the year ended October

31,
2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bharat Masrani, Group President and
Chief Executive Officer of the Bank, certify,

pursuant to 18 U.S.C. § 1350,

as adopted pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002 that:
1.
The Report fully complies with the requirements of Section 13(a)

or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations
of the Bank.
Date: December 5, 2024
/s/ Bharat Masrani
Bharat Masrani

Group President and Chief Executive Officer

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to

Section 906 of the U.S. Sarbanes-Oxley Act of 2002
In connection with the Annual Report of The Toronto

-Dominion Bank (the "Bank") on Form 40-F for the year ended October

31,
2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kelvin Tran, Group Head

and Chief
Financial Officer of the Bank, certify,

pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley

Act of
2002 that:
1.
The Report fully complies with the requirements of Section 13(a) or

15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations
of the Bank.
Date: December 5, 2024
/s/Kelvin Tran
Kelvin Tran
Group Head and Chief Financial Officer